Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

April 22, 2014

For Institutional Use Only – Not For Distribution to Retail Investors

OSMS

Barclays OFI SteelPath MLP ETN

* The Barclays OFI SteelPath MLP ETN is not yet listed on any major stock exchange. The Issuer plans to list the ETN on the NYSE Arca Stock Exchange, however, there is no guarantee that such application will be approved and a trading market for the ETNs may not exist at any time.

OSMS Exchanged Traded Notes (ETNs)* Barclays OFI SteelPath MLP ETNs

Senior, unsecured debt securities issued by Barclays Bank PLC (the “Issuer”)

Linked to the performance of the Barclays OFI SteelPath Midstream MLP Index (the “Index”), less applicable fees

Offers no principal protection

Owning the ETNs is not the same as owning interests in the Index Constituents or a security directly linked to the performance of the Index.

The ETNs are linked to the return of the Index, less fees

Unlike ETFs, no underlying assets are held

Minimal or no tracking error to linked index1

An investment in the ETNs involves significant risks and may not be suitable for all investors

The ETNs are riskier than ordinary unsecured debt obligations and have no principal protection

The ETNs are unsecured debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level of the Index between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient at maturity or upon early redemption to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment, even if the VWAP level has increased.

* The ETNs are not yet listed on any stock exchange. The Issuer plans to apply to list the ETNs on the NYSE Arca Stock Exchange (“NYSE Arca”). If that application is approved, the ETNs will be listed on NYSE Arca under the ticker symbol OSMS.

1. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

For Institutional Use Only – Not For Distribution to Retail Investors

Barclays OFI SteelPath Midstream MLP Index Mechanics

1. MLP Universe

2. Size and Liquidity

3. Consistent Distributions

4. Oil Correlation

5. Bucket Constituents

Publicly traded midstream US master limited partnerships, based on BICS LEVEL 3 Code 131016 (Midstream –Oil & Gas) and the BICS Level 5 code 1616121711 (LP & Nat Gas Shippers)

Index constituents must meet a minimum market cap requirement of $300mm and a minimum liquidity requirement of three month Average Daily Trading Volume of $3mm

Each MLP Interest must have no decrease between any consecutive distributions in the eight calendar quarters immediately preceding the selection date

Up to 35 Index constituents are chosen based on the lowest average of a regression coefficient of MLP price changes compared to prices of the front month Henry Hub natural gas futures contract and a regression coefficient of MLP price changes compared to prices of the front month WTI crude oil futures contract

Index constituents are split into quintiles based on highest average distribution growth over the trailing eight quarters. Each quintile has a fixed exposure of 30%, 25%, 20%, 15% and 10% and are market cap weighted within each quintile (max weight of 5%)

For Institutional Use Only – Not For Distribution to Retail Investors

OSMS Structure Details

Calculating the Value of the OSMS ETN

OSMS seeks to track the volume weighted average price (VWAP) of Barclays OFI SteelPath Midstream MLP Index

An “accrued dividend” and an “accrued investor fee” are used to determine the coupon amount payable on each payment date, based on the distributions made by the index consituents1

The accrued investor fee (equal to 0.85% per annum) is deducted on a daily basis from the closing indicative value of the ETNs.

The coupon amount payable on each coupon payment date is calculated by deducting the accrued fees from the accrued dividend as of the relevant coupon valuation date. A coupon payment is not guaranteed and will be made on a coupon date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date.

Closing Indicative Value

ETN current value

Accrued Dividend2

Accrued Investor Fee2

Coupon Amount

1. The accrued dividend is calculated by reference to an “index dividend” calculated on each calendar day that represents the aggregate cash value of distributions, net withholding tax, that a hypothetical person holding index constituents in proportion to the weights of the index constituents would have been entitled to receive with respect to any index constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.

2. The accrued dividend on the initial valuation date will equal zero. The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount. The accrued investor fee on the initial valuation date will equal zero. The accrued investor fee on any subsequent calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.85% per year.

For Institutional Use Only – Not For Distribution to Retail Investors

Master Limited Partnerships (MLPs)

MLPs are publicly traded limited partnerships

Trade on an exchange like common stocks

Generally considered partnerships for US federal income tax purposes

MLPs generally own energy infrastructures, such as crude oil or natural gas pipelines

Establish long term contracts with energy companies for use of the infrastructure

Aim to generate consistent fee-based revenue

Historically, demand for use of energy infrastructure has had low correlation with commodity prices

MLPs are hybrid investments—historically competitive yield and price appreciation

Yield is historically comparable to high yield credit

Price appreciation is historically comparable to equity markets

Historically, credit (yield spread) dominates short-term horizon, while growth determines longer term performance

MLPs are a growing asset class

Market capitalization increased from $8 billion in 1995 to $468 billion in March 20141

1. Source: Wells Fargo Securities, March 31 2014

For Institutional Use Only – Not For Distribution to Retail Investors

MLP structure

A General partner (GP) and one or more limited partners (LPs) typically constitute the partnership

GP manages the partnership operation, owns a share of the partnership, and receives a share of distributions that is dependent on the partnership’s performance.

LPs are designed to provide capital, receives cash distributions generated from operations

Structural benefits

Fee-based revenues are usually specified in long term contracts and increase at or above inflation

Many MLPs are monopolies in their region – high cost of the assets creating barriers to entry

MLPs usually fund projects with secondary units or debt issuance—market approval required for funding

Market Cap by Sector

40% 35% 30% 25% 20% 15% 10% 5% 0%

Diversified Large Cap

C-corp

Natural Gas—G&P

Natural Gas & NGL Pipelines

Refined Product & CrudeOil

General Partners

Exploration & Production

Variable Distribution

Wholesale Distribution

Marine Transportation

Coal

Natural Gas—Storage

Oil Service

Other

Source: Factset as of 6/30/2013

For Institutional Use Only – Not For Distribution to Retail Investors

Index Comparison

	Alerian MLP Index	Alerian MLP Infrastructure Index	Barclays OFI SteelPath Midstream MLP Index
Description	Composite of the 50 most prominent energy MLPs	Midstream-focused subset of the Alerian MLP Index	Composite of up to 35 prominent energy MLPs
Eligibility	Publicly traded partnership with an MLP or LLC structure on NYSE or NASDAQ	Publicly traded partnership with an MLP or LLC structure on NYSE or NASDAQ and earn the majority of its pro forma cash flow from the transportation, storage, and processing of energy commodities	Publicly traded partnership with an MLP or LLC structure on NYSE or NASDAQ that primarily engage in distribution of natural gas, natural gas liquids, crude oil, refined products, or alternative fuels
Index Cap	Float- adjusted cap-weighted index	Capped, float-adjusted, capitalization-weighted methodology	Modified cap-weighted index
Market Cap Requirement	$500 million	$250 million	$300 million
Liquidity Requirements	6 month average daily volume of 25 thousand units	6 month Average Daily Volume of 25 thousand units	3 month average daily volume $3 million notional
Additional Requirements	Minimum quarterly distribution for trailing four quarters. Maintained or Increased distribution for one of last two quarters	Minimum quarterly distribution for trailing four quarters. Maintained or Increased distribution for one of last two quarters	Each MLP Interest must have no decrease between any consecutive distributions in the eight calendar quarters immediately preceding the selection date
Additional Screening Criteria	N/A	N/A	Select up to 35 least commodity sensitive MLPs for inclusion based on trailing 12 month correlation to natural gas and oil, rank remaining 35 by yield
Number of Constituents	Limit of 50 Constituents. Preferential criteria exists if over 50 MLPs meet requirement	Limit of 25 Constituents. Preferential criteria exists if over 50 MLPs meet requirement	Limit of 35 Constituents
Weighting Limits	None	Capped weight of 9.49% for top 2 constituents, 6.99% for 3-7, 4.74% for 8-18	Constituents sorted into quintiles based on distribution yield: 5% maximum weighting, quintiles representing 30%, 25%, 20%, 15%, 10%
Index Rebalancing	Quarterly	Quarterly	Quarterly
Additions/ Deletions	No additions between rebalancing. Deletions can occur between rebalancing for corporate actions, (mergers, delisting or bankruptcies)	No additions in between rebalancing. Deletions can occur between rebalancing for corporate actions, (mergers, delisting or bankruptcies)	No additions in between rebalancing. Deletions can occur between rebalancing for corporate actions, (mergers, delisting or bankruptcies)

OFI GLOBAL ASSET MANAGEMENT™
For Institutional Use Only – Not For Distribution to Retail Investors
BARCLAYS

Trading OSMS

*The ETNs are not yet listed on any stock exchange. The Issuer plans to apply to list the ETNs on the NYSE Arca Stock Exchange (“NYSE Arca”). If that application is approved, the ETNs will be listed on NYSE Arca under the ticker symbol OSMS.

Investors can trade ETNs in three ways

ETN Investor

1 Intermediary Exchange Buy/sell at market price during market hours

2 Intermediary Barclays Bank PLC Purchase/Redeem directly from/to Barclays Bank PLC*

3 Hold Until Maturity Buy and hold until maturity

* Typically in amounts of 25,000 or 50,000 units per redemption (a redemption charge may apply). See relevant prospectus for procedures and applicable minimum amount.

For Institutional Use Only – Not For Distribution to Retail Investors

Selected Risk Considerations

An investment in any ETNs linked to the Barclays OFI SteelPath Midstream MLP Index (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the Index. Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Midstream – Oil & Gas and Liquid Petroleum and Natural Gas Shippers categories, as determined by the Bloomberg Industry Classification System® (“BCIS”). In addition, many of the Index Constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy infrastructure and midstream energy business MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

For Institutional Use Only – Not For Distribution to Retail Investors

Selected Risk Considerations

A Trading Market for the ETNs May Not Develop: We plan to apply to list the ETNs on NYSE Arca but we cannot guarantee that such application will be approved and a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity to trade or sell your ETNs easily , as we are not required to maintain any listing of the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.etnplus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

OppenheimerFunds Distributor, Inc. (“OFDI”), doing business as OFI Global Asset Management, assists in the promotion of the Barclays OFI SteelPath MLP ETN. OFDI is not affiliated with Barclays Capital Inc. or Barclays Bank PLC.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Barclays Capital Inc. and its affiliates do not provide tax advice. Any discussion of US federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice. Please be advised that any discussion of US tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding US tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. You should refer to the applicable prospectus for any relevant ETN, ETF or other investment for more detailed information, and should also consult your tax advisor prior to making any investment decision.

“OFI SteelPath”, “OFI Global Asset Management”, the Four Hands Design Mark (#86085815), and the OFI Global Asset Management Design Mark (#86049459) are trademarks of OFI SteelPath, Inc. (the

“Index Selection Agent”) or its licensors, and have been licensed for use by Barclays Bank PLC in connection with the Barclays OFI SteelPath Midstream MLP Index. “Barclays” is a trademark of Barclays Bank PLC. Barclays Capital Inc. (the “Index Sponsor”) and the Index Selection Agent do not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and neither the Index Sponsor nor the Index Selection Agent shall have any liability for any errors, omissions, or interruptions therein. The Index Sponsor and the Index Selection Agent do not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.

©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

For Institutional Use Only – Not For Distribution to Retail Investors